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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                        ---------------------------

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934*

                        ---------------------------

                              MAINSPRING, INC.
                              (Name of Issuer)

                        ---------------------------

                  Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)

                        ---------------------------

                                56062U 10 0
                               (CUSIP Number)

                        ---------------------------

                              David L. Johnson
                International Business Machines Corporation

                              New Orchard Road
                           Armonk, New York 10504

                         Telephone: (914) 499-4100

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                    ------------------------------------

                                  Copy to:
                           Scott A. Barshay, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                             New York, NY 10019

                               (212) 474-1000
                    ------------------------------------
                               April 19, 2001
          (Date of Event Which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages)

CUSIP No. 56062U 10 0

(1)    NAME OF REPORTING PERSON
       International Business Machines Corporation

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 13-0871985

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                (a) (  )
                (b) (  )

(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS
       OO

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                          (  )

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION
       New York

  NUMBER OF      (7)   SOLE VOTING POWER
   SHARES              None
BENEFICIALLY
  OWNED BY       (8)   SHARED VOTING POWER
    EACH               10,153,084
 REPORTING
   PERSON        (9)   SOLE DISPOSITIVE POWER
    WITH               None

                (10)   SHARED DISPOSITIVE POWER
                       10,153,084

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,153,084

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       52.0%

(14)   TYPE OF REPORTING PERSON
       CO

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by International Business Machines Corporation that it is the beneficial owner of any of the common stock of Mainspring, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. IBM also disclaims any interest in any shares of common stock of Mainspring, Inc. held by any of its affiliated employee benefit plans, including pension funds and medical and dental funds, and by certain affiliated entities which may hold such shares for charitable purposes.

ITEM 1.       SECURITY AND ISSUER

          This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Issuer Common Stock"), of Mainspring, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Main Street, Cambridge, Massachusetts 02142.

ITEM 2.       IDENTITY AND BACKGROUND

          (a) The name of the person filing this statement is International Business Machines Corporation, a New York corporation ("IBM").

          (b) The address of the principal office and principal business of IBM is New Orchard Road, Armonk, New York 10504.

          (c) IBM uses advanced information technology to provide customer solutions. The company operates primarily in a single industry using several segments that create value by offering a variety of solutions that include, either singularly or in some combination, technologies, systems, products, services, software and financing. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of IBM's directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling IBM.

          (d) During the past five years, neither IBM nor, to IBM's knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither IBM nor, to IBM's knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Not applicable.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to the Stockholders Agreement, dated as of April 19, 2001 (the "Stockholders Agreement"), among IBM and certain stockholders of the Issuer set forth on Schedule A thereto (collectively, the "Stockholders"), IBM may be deemed to be the beneficial owner of 10,153,084 shares of Issuer Common Stock (collectively, the "Subject Shares"). IBM and the Stockholders entered into the Stockholders Agreement to induce IBM to enter into the Agreement and Plan of Merger, dated as of April 19, 2001 (the "Merger Agreement"), among IBM, Waterfall Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of IBM ("Merger Sub"), and the Issuer. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation in the Merger (the "Surviving Corporation") as a wholly owned subsidiary of IBM. In the Merger, each share of Issuer Common Stock will be converted into the right to receive $4.00 in cash, without interest. The Merger is subject to certain conditions. The descriptions of the Merger Agreement and the Stockholders Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

ITEM 4.       PURPOSE OF TRANSACTION

          (a)-(b) The Stockholders Agreement was entered into as a condition to the willingness of IBM to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer's stockholders required in connection with the Merger will be obtained. See the response to Item 3 for a more complete description of the Merger. Pursuant to the terms of the Stockholders Agreement, any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Stockholders Agreement and during the term of the Stockholders Agreement (including through the exercise of any stock options, warrants or similar instruments) will be subject to the Stockholders Agreement. Accordingly, any such acquisition of shares of capital stock of the Issuer by any Stockholder may result in IBM being deemed to acquire beneficial ownership of additional securities of the Issuer.

          (c) Not applicable.

          (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Merger Sub, until their resignation or removal or until his successor or successors are duly elected and qualified. The existing directors of Merger Sub are Thomas A. Hawk and Lorenzo Junco de la Vega. The officers of the Surviving Corporation shall be those officers of the Issuer immediately prior to the consummation of the Merger, until their resignation or removal or until their respective successors are duly elected and qualified.

          (e) Other than as a result of the Merger described in Item 3 above, not applicable.

          (f) Not applicable.

          (g) Upon consummation of the Merger, the Certificate of Incorporation of the Issuer shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended. Upon consummation of the Merger, the By-laws of the Issuer, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until thereafter changed or amended.

          (h) - (i) Upon consummation of the Merger, the Issuer Common Stock will be delisted from The Nasdaq Stock Market Inc. and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

          (j) Other than as described above, IBM currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although IBM reserves the right to develop such plans).

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b) As a result of the Stockholders Agreement, IBM may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares constitute approximately 52.0% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer's representation in the Merger Agreement that there were 19,542,107 shares of Issuer Common Stock issued and outstanding at the close of business on April 17, 2001.

          Pursuant to the Stockholders Agreement, the Stockholders have agreed, among other things, (i) to vote the Subject Shares (and any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Stockholders Agreement and during the term of the Stockholders Agreement) in favor of (a) the adoption of the Merger Agreement, (b) the approval of the Merger and (c) the approval of the other transactions contemplated by the Merger Agreement, (ii) to vote the Subject Shares (and any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Stockholders Agreement and during the term of the Stockholders Agreement) against (a) any Takeover Proposal (as such term is defined in the Merger Agreement) and (b) any amendment of the Issuer's Certificate of Incorporation or By-laws or other proposal or transaction that would prevent or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of the Issuer Common Stock, (iii) not to sell, transfer, pledge, assign or otherwise dispose of any Subject Shares or enter into any arrangement with respect to the sale, transfer, pledge, assignment or other disposition of such Subject Shares unless the transferee enters into a stockholder agreement with IBM that is substantially identical to the Stockholders Agreement and (iv) not to enter into any voting agreement or arrangement with respect to the Stockholders' vote, consent or other approval sought in connection with adoption of the Merger Agreement, or to deposit any Subject Shares in a voting trust. Further, by their execution of the Stockholders Agreement, each Stockholder has irrevocably appointed IBM and David S. Hershberg, Vice President-Assistant General Counsel of IBM, Andrew Bonzani, Assistant Secretary and Senior Counsel of IBM, and David L. Johnson, Vice President of Corporate Development of IBM, in their respective capacities as designees of IBM, and any individual who shall thereafter succeed to any such office of IBM, and each of them individually, as his or her proxy and attorney-in-fact (the "Attorney"). The name of each Stockholder and the number of Subject Shares beneficially owned by each Stockholder are set forth in Schedule A to the Stockholders Agreement, which is attached as Exhibit 2 hereto.

          In exercising its right to vote the Subject Shares as proxy and attorney-in-fact of the Stockholders, the Attorney's rights are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares, (i) in favor of approval and adoption of the Merger and the Merger Agreement and (ii) against any Takeover Proposal (as such term is defined in the Merger Agreement) or other proposal or transaction that would prevent or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement. The Stockholders may vote the Subject Shares on all other matters.

          In addition to the voting agreements and arrangements described above, each Stockholder has granted IBM an option to purchase any or all of the Subject Shares of such Stockholder, at any time or from time to time after a Takeover Proposal (as such term is defined in the Merger Agreement) has been made, for a purchase price equal to $4.00 per share in cash.

          The Stockholders Agreement terminates upon (i) such date and time as the Merger shall become effective in accordance with the terms of the Merger Agreement, (ii) the date of termination of the Merger Agreement if the Merger Agreement is terminated by IBM or (iii) with respect to option granted thereunder and the general provisions, 45 days after the termination of the Merger Agreement if the Merger Agreement is otherwise terminated.

          (c) Neither IBM nor, to the knowledge of IBM, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of IBM, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS

          The following documents are filed as exhibits:

       Exhibit
       Number                         Exhibit Name
       -------                        ------------

          1. Agreement and Plan of Merger dated as of April 19, 2001, among International Business Machines Corporation, a New York corporation, Waterfall Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of International Business Machines Corporation, and Mainspring, Inc., a Delaware corporation.

          2. Stockholders Agreement dated as of April 19, 2001, among International Business Machines Corporation, a New York corporation, and certain stockholders of Mainspring, Inc., a Delaware corporation.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     INTERNATIONAL BUSINESS
                                     MACHINES CORPORATION,

                                        by
                                             /s/  David L. Johnson
                                           ----------------------------
                                           Name:  David L. Johnson
                                           Title: Vice President,
                                                  Corporate Development



Dated: April 30, 2001

                               EXHIBIT INDEX

       Exhibit
       Number                        Exhibit Name
       -------                       ------------

          1. Agreement and Plan of Merger dated as of April 19, 2001, among International Business Machines Corporation, a New York corporation, Waterfall Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of International Business Machines Corporation, and Mainspring, Inc., a Delaware corporation.

          2. Stockholders Agreement dated as of April 19, 2001, among International Business Machines Corporation, a New York corporation, and certain stockholders of Mainspring, Inc., a Delaware corporation.

                                                                 SCHEDULE A


     The following is a list of the directors and executive officers of IBM, setting forth the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Board of Directors of IBM

Name                        Position         Present Principal Occupation                Business Address
----                        --------         ----------------------------                ----------------

Cathleen Black              Director         President, Hearst Magazines                 Hearst Magazine
                                                                                         The Hearst Corporation
                                                                                         959 8th Avenue
                                                                                         New York, NY 10019

Kenneth I. Chenault         Director         President and Chief Executive Officer,      American Express Company
                                             American Express Company                    World Financial Center
                                                                                         200 Vesey Street
                                                                                         New York, NY 10285

Juergen Dormann             Director         Chairman of the Board of Management,        Aventis
                                             Aventis S.A.                                Espace Europeen de
                                                                                         l'Enterprise,
                                                                                         16 avenue de l'Europe
                                                                                         F-67300 Schiltigheim, France

Louis V. Gerstner, Jr.      Chairman         Chairman of the Board and Chief             IBM
                            of the Board     Executive Officer, IBM                      New Orchard Road
                            of Directors                                                 Armonk, NY 10504
                            and Chief
                            Executive
                            Officer

Nannerl O. Keohane          Director         President, Duke University                  Duke University
                                                                                         Allen Bldg, Ste. 211
                                                                                         Durham, NC 27708

Charles F. Knight           Director         Chairman of the Board, Emerson              Emerson
                                             Electric Co.                                8000 W. Florissant Ave.
                                                                                         St. Louis, MO 63136

Minoru Makihara             Director         Chairman of the Board, Mitsubishi           Mitsubishi Corporation
                                             Corporation                                 6-3, Marunouchi 2-chome
                                                                                         Chiyoda-ku
                                                                                         Tokyo 100-8086, Japan

Lucio A. Noto               Director         Retired Vice Chairman of the Board,         IBM
                                             Exxon Mobil Corporation                     New Orchard Road
                                                                                         Armonk, NY 10504

Samuel J. Palmisano         Director         President and Chief Operating Officer,      IBM
                                             IBM                                         New Orchard Road
                                                                                         Armonk, NY 10504

John B. Slaughter           Director         President and Chief Executive Officer,      NACME, Inc.
                                             National Action Council for Minorities in   The Empire State Building
                                             Engineering, Inc.                           350 Fifth Ave., Suite 2212
                                                                                         New York, NY 10118

Name                        Position         Present Principal Occupation                Business Address
----                        --------         ----------------------------                ----------------

Sidney Taurel               Director         Chairman of the Board, President and        Eli Lilly and Company
                                             Chief Executive Officer, Eli Lilly and      Lilly Corporate Center
                                             Company                                     Indianapolis, IN 46285

John M. Thompson            Vice             Vice Chairman of the Board, IBM             IBM
                            Chairman of                                                  New Orchard Road
                            the Board of                                                 Armonk, NY 10504
                            Directors

Alex Trotman                Director         Retired Chairman of the Board and Chief     Ford Motor Company
                                             Executive Officer, Ford Motor Company       1 Park Lane Boulevard
                                                                                         Dearborn, MI 48162

Lodewijk C. Van             Director         Chairman of the Supervisory Board,          Royal Dutch Petroleum
Wachem                                       Royal Dutch Petroleum Company               Company
                                                                                         30, Carel van Bylandtlaan
                                                                                         2596 HR
                                                                                         The Hague, The Netherlands

Charles M. Vest             Director         President, Massachusetts Institute of       Massachusetts Institute of
                                             Technology                                  Technology
                                                                                         77 Massachusetts Ave.
                                                                                         Cambridge, MA 02139

                                                                 SCHEDULE A


EXECUTIVE OFFICERS AND SENIOR MANAGEMENT OF IBM

NAME                            POSITION
----                            --------
SENIOR MANAGEMENT

Louis V. Gerstner, Jr.          Chairman of the Board and Chief Executive
                                Officer

Samuel J. Palmisano             President and Chief Operating Officer

John M. Thompson                Vice Chairman of the Board

CORPORATE HEADQUARTERS

John R. Joyce                   Senior Vice President and Chief Financial
                                Officer

Mark Loughridge                 Vice President and Controller

Robert F. Woods                 Vice President and Treasurer

David B. Kalis                  Senior Vice President, Communications

Jon C. Iwata                    Vice President, Corporate Communications

Abby F. Kohnstamm               Senior Vice President, Marketing

J. Randall MacDonald            Senior Vice President, Human Resources

Lawrence R. Ricciardi           Senior Vice President and General Counsel

Robert G. Anderegg              Vice President and Assistant General Counsel

Christopher G. Caine            Vice President, Governmental Programs

Daniel E. O'Donnell             Vice President, Assistant General Counsel and
                                Secretary

J. Bruce Harreld                Senior Vice President, Strategy

Philip S. Thompson              Vice President, Business Transformation and
                                Chief Information Officer

TECHNOLOGY AND MANUFACTURING

Nicholas M. Donofrio            Senior Vice President

Paul M. Horn                    Senior Vice President, Research

IBM GLOBAL SERVICES

Douglas T. Elix                 Senior Vice President and Group Executive

Michael E. Daniels              General Manager, IBM Global Services,
                                Asia Pacific

Mark W. Elliot                  General Manager, IBM Global Services, Americas

Hans-Ulrich Maerki              General Manager, IBM Global Services,
                                Europe/Middle East/Africa

Frank Kern                      General Manager, Professional Services

NAME                            POSITION
----                            --------
Virginia M. Rometty             General Manager, Strategy and Marketing

Frank J. Roney                  General Manager, Business Innovation Services

PERSONAL AND PRINTING SYSTEMS GROUP

Robert W. Moffat, Jr.           General Manager

Jonathan J. Judge               General Manager, Personal Computing Division

Ralph F. Martino                Vice President, Marketing, Sales Operations
                                and Strategy
SALES AND DISTRIBUTION GROUP

William A. Etherington          Senior Vice President and Group Executive

Khalil Barsoum                  General Manager, Global Communications Sector

David R. Carlucci               General Manager, IBM Americas

Jerry Cole                      General Manager, Global Financial Services
                                Sector

Kakutaro Kitashiro              General Manager, IBM Asia Pacific

Henry W.K. Chow                 General Manager, IBM Greater China

J. Michael Lawrie               General Manager, IBM Europe/Middle East/Africa

Douglas L. Maine                General Manager, ibm.com

Christian Nivoix                General Manager, Global Distribution Sector

Peter T. Rowley                 General Manager, Global Business Partners

Curtis H. Tearte                General Manager, Public Sector

Steven M. Ward, Jr.             General Manager,  Global Industrial Sector

TECHNOLOGY GROUP

John E. Kelly, III              Senior Vice President and Group Executive

IBM GLOBAL FINANCING

Joseph C. Lane                  General Manager and President IBM Credit
                                Corporation

SOFTWARE GROUP

Steven A. Mills                 Senior Vice President and Group Executive

Louis J. D'Ambrosio             Vice President, Worldwide Marketing

David J. Murphy                 President, Tivoli Systems, Inc.

Janet Perna                     General Manager, Database Management

John A. Swainson                General Manager, Application and Integration
                                Middleware

Al W. Zollar                    President and Chief Operating Officer, Lotus
                                Development Corporation

STORAGE SYSTEMS GROUP

Linda S. Sanford                Senior Vice President and Group Executive

NAME                            POSITION
----                            --------
SERVER GROUP

William M. Zeitler              Senior Vice President and Group Executive

Rodney C. Adkins                General Manager

WEB SERVERS

Daniel R. Colby                 General Manager, Enterprise Servers

Susan M. Whitney                Vice President, Server Marketing

Irving Wladawsky-Berger         Vice President, Technology and Strategy